Exhibit 99.1

Missfresh Limited to Hold Annual General Meeting on September 15, 2023

BEIJING, China, August 18, 2023—Missfresh Limited (“Missfresh” or the “Company”) (NASDAQ: MF), today announced that it will hold an annual general meeting of shareholders (the “AGM”) virtually held at https://meeting.tencent.com/dw/9lPeKAxZAu6p on September 15, 2023 at 9:00 A.M. (Beijing time), for the purposes of considering and, if thought fit, passing each of the proposed resolutions set forth in the notice of the AGM (the “AGM Notice”). The AGM Notice, which contains details of these proposed resolutions, and the form of proxy cards for the AGM are available on the Company’s investor relations website at https://ir.missfresh.cn and are also being furnished today on a Form 6-K to the U.S. Securities and Exchange Commission (“SEC”). The board of directors of the Company fully supports the proposed resolutions set out in the AGM Notice and recommends that shareholders and holders of the Company’s American depositary shares (“ADSs”) vote in favor of these resolutions.

Holders of record of the Company’s ordinary shares at the close of business on August 18, 2023 (Cayman Islands time) are entitled to attend and vote at the AGM and any adjournment or postponement thereof. Holders of the ADSs at the close of business on August 18, 2023 (New York City time) who wish to exercise their voting rights for the underlying Class B ordinary shares must act through the depositary of the Company’s ADS program, JPMorgan Chase Bank, N.A.

Shareholders and ADS holders may access the Company’s public filings free of charge at the Company’s investor relations website https://ir.missfresh.cn, and on the SEC’s website http://www.sec.gov.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

In China:

Missfresh Limited

Investor Relations

Tel: +86 (10) 5954-4422

E-mail: ir@missfresh.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: missfresh@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: missfresh@tpg-ir.com